Conectiv Bethlehem Inc.
Balance Sheet
(Dollars in Millions)
Unaudited

Actual
June 30, 2005

ASSETS

Current Assets

Cash and cash equivalents	*
Accounts receivable to associated companies	*
Taxes receivable	*
Inventories fuel and materials	*
Other	*
	*

Property, Plant and Equipment

Property, plant and equipment	*
Less accumulated depreciation	*
	*
Construction work-in-progress	*
	*

Total Assets *

LIABILITIES AND OWNER'S EQUITY

Current Liabilities

Accounts payable	*
Interest accrued	*
	*

Note Payable to Conectiv Energy Holding *

Deferred Credits

Deferred income taxes	*
	*

Note Payable to Conectiv Energy Holding *

Capitalization

Common stock	*
Additional paid-in capital	*
Retained earnings	*
Total equity	*
Total capitalization	*

Total Capitalization and Liabilities *

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public
  Utility Holding Company Act of 1935.